Mail Stop 4561

August 31, 2006

Mark Furlong
President
Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin 53202

> **RE:** **Marshall & Ilsley Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-15403**

Dear Mr. Furlong,

We have reviewed your letter filed on June 8, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 13. Long-term Borrowings, page 79

1.	Please revise to disclose, if true, that M&I Capital Trust B and other applicable subsidiaries are 100%-owned finance subsidiaries and that you have fully and unconditionally guaranteed the securities they have issued. Otherwise, revise to include the disclosures required by Rule 3-10 of Regulation S-X.

Note 14. Shareholders' Equity, page 82

2.   We note your response to the first point in prior comment 2. Please revise to disclose and discuss your probability analysis that at inception, the monetary value of the obligation to issue a variable number of shares was not based predominantly on a fixed monetary amount.

3.   We have the following comments related to your response to Issue No. 2 in comment 2 from our letter dated May 8, 2006.

- Please tell us how the dividend rate of $0.21 per share, the dividend rate at the time of the offering, was factored into the forward price used in the stock purchase contract.

- Please tell us how holders of stock purchase contracts participate in dividends up to $0.21 per share and if you consider this a participation right under EITF 03-6.

- Please tell us where you obtained the "reasonably possible" guidance on which you rely.

- Please tell us how you considered the guidance in paragraph 11 of EITF 03-6 in determining that your forward stock purchase agreement is not a participating security.

- Please tell us the basis for your conclusion that STACKS will not be tendered to pay the stock purchase price.

Note 20. Derivative Financial Instruments and Hedging Activities, page 92

4.   We note your response to comment 3 from our letter dated May 8, 2006. For fair value and cash flow hedge relationships in which you rely on paragraph 65 of SFAS 133, please tell us how you consider the credit risk related to the hedged item and the interest rate swap, upfront payments and any other potential sources of ineffectiveness in your initial and ongoing hedge effectiveness tests.

5.   We note you did not include your proposed disclosures in response to comment 4 from our letter dated May 8, 2006. Please provide us with your proposed disclosures that include the following information regarding your short-cut hedges:

- clearly explain the terms of the hedged item;

- clearly explain the terms of the derivative interest rate hedge; and

- tell us how you met each of the applicable conditions of paragraph 68 of SFAS 133.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant